Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, OK 73102	405 552 8183 phone jeremy.humphers@dvn.com

Confidential Treatment Requested Pursuant to Rule 83

December 17, 2015

Via EDGAR

Attention: Mr. John Hodgin, Petroleum Engineer

Mr. Brad Skinner

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington D.C. 20549-4631

Re:	Devon Energy Corporation
Form 10-K for Fiscal Year Ended December 31, 2014
Filed February 20, 2015
File No. 1-32318

Dear Mr. Skinner:

This letter responds to the comment letter dated December 3, 2015, from the Division of Corporation Finance (the “Staff”), regarding Devon Energy Corporation’s Form 10-K for the year ended December 31, 2014, filed February 20, 2015 (File No. 001-32318).

In our responses below to questions 1, 4, 5 and 6 of the Staff’s comment letter, we reference an exhibit (“Exhibit 1”) with tables (six total) that provide quantitative data (the “Confidential Materials”). Pursuant to Rule 83 of the U.S. Securities Exchange Commission’s Rules on Information and Requests, 17 C.F.R. §200.83, Devon Energy Corporation (“Devon”) requests that the Confidential Materials be treated as confidential and that they not be disclosed to any person pursuant to the Freedom of Information Act or otherwise. Exhibit 1 has been redacted and is instead marked with a typed legend stating “FOIA Confidential Treatment Requested by Jeremy D. Humphers, Senior Vice President and Chief Accounting Officer.” An un-redacted version of this letter has been separately submitted to the Staff along with a request that the Confidential Materials be treated as confidential.

Devon’s responses to the staff’s comments are set forth below:

Form 10-K for the Fiscal Year Ended December 31, 2014

Business and Properties, page 3

Oil and Gas Properties, page 5

SEC Comment

1.	Disclosure provided on pages 6 and 7 relating to your U.S. operating areas indicates that you are planning to drill a total of approximately 660 gross wells during 2015 compared to the 1,061 gross wells drilled during 2014. In this regard, we note significant reductions in certain areas such as the Barnett Shale where you plan to drill 10 gross wells compared to the 84 gross wells drilled during 2014 and in the Mississippian-Woodford Trend where you plan to drill 50 gross wells compared to the 236 gross wells drilled during 2014.

Mr. Brad Skinner	Confidential Treatment Requested Pursuant to Rule 83
United States Securities and Exchange Commission Page 2

For each of your U.S. operating areas, please explain how you have taken into consideration the reduction in the number of wells you plan to drill in 2015 in adopting a development plan that still results in converting your proved undeveloped reserves as of December 31, 2014 within five years of the initial disclosure of these reserves. As part of your response, provide us with the net reserve quantities, if any, that you removed in each of your U.S. operating areas as a result of the changes for 2015 related to your plans to drill certain wells that had previously been scheduled to be drilled during 2014 but were not, in fact, drilled during that year.

Response

For each of our operating areas, we record proved undeveloped reserves when all the requirements of Rule 4-10 of Regulation S-X have been met. We specifically comply with Rule 4-10(a)(31)(ii) when two criteria have been met: 1) We have established a development plan that has been approved by our Reserves Committee of the Board of Directors and will result in converting the proved undeveloped reserves within five years from the initial disclosure of the reserves and 2) the associated development capital requirements are equal to or less than the management-approved capital program on a year-by-year basis. If either of these criteria cease to be met, we remove the associated proved undeveloped reserves from our proved reserves disclosures.

As we applied this evaluation process at the end of 2014, we considered the reductions in the number of wells planned for 2015. Table 1 in the enclosed Exhibit 1 summarizes, by operating area, the net proved undeveloped reserves that we removed at the end of 2014 associated with wells that were originally scheduled to be drilled in 2014 but were not. Table 1 also summarizes our proved undeveloped reserves as of December 31, 2014 by operating area.

Production, Production Prices and Production Costs, page 11

SEC Comment

2.	Please expand the tabular disclosure provided here and elsewhere on page 29 to include the total annual production volumes, by final product sold, for each of the last three fiscal years. Refer to the presentation requirements in Item 1204(a) of Regulation S-K.

Response

We will include total annual production volumes within the tabular disclosure for significant properties in future filings in accordance with Item 1204(a) of Regulation S-K. However, daily volumes is the more meaningful production measure used by our investors and us to evaluate production trends. Therefore, we intend to continue disclosing and referencing daily production for each of our operating areas within Management’s Discussion and Analysis in accordance with Item 303(a) of Regulation S-K.

Notes to Consolidated Financial Statements

Supplemental Information on Oil and Gas Operations (Unaudited), page 102

Proved Undeveloped Reserves, page 110

Mr. Brad Skinner	Confidential Treatment Requested Pursuant to Rule 83
United States Securities and Exchange Commission Page 3

SEC Comment

3.	You disclose the negative revisions relating to your proved undeveloped reserves, other than price for the fiscal year ending December 31, 2014, were primarily due to evaluations of certain U.S. onshore dry-gas areas which the Company does not expect to develop in the next five years. We note similar disclosure of negative revisions for each fiscal year since you began providing separate disclosure of the changes in proved undeveloped reserves relating to your U.S. properties, starting December 31, 2011. Your disclosures identify the largest revisions were related to the dry-gas areas in the Barnett Shale for the fiscal year ending 2014 and to the Barnett Shale and Carthage areas for the fiscal years ending 2013, 2012 and 2011.

Given the successive nature of your revisions, please tell us how you have complied with the requirement of reasonable certainty for proved reserves relating to an adopted development plan and schedule as set forth in the definition of undeveloped reserves under Rule 4-10(a)(31)(ii) of Regulation S-X and in the answer to Question 131.04 in the Compliance and Disclosure Interpretations (C&DIs), issued October 26, 2009 and updated May 16, 2013. You may find the C&DIs on our website at the following address:

http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm.

Response

As briefly summarized in our response to question 1, we have designed policies and processes for recording proved undeveloped reserves, particularly with regards to reasonable certainty and adopted development plans, that comply with the Rule 4-10 requirements referenced in your question.

Additionally, in our response to question 4 below, we provide additional quantitative analysis of the successive reserve reductions we recognized in 2011 through 2014. As noted in the response, the reductions to our proved undeveloped reserves resulted from management decisions to shift capital to operating areas generating the highest returns across our portfolio of assets as prices changed and acquisition, divestiture and exploration activity occurred. While the operating areas from which we were shifting capital, namely U.S. dry gas regions, were similar in each year, the driving factors and areas receiving more capital were unique to both the year and the allocation decisions being made. For example, in 2011 we shifted capital from dry-gas regions to liquids-rich regions due to rising prices for natural gas liquids and oil in contrast to declining natural gas prices. In 2013, we began shifting more capital toward the Delaware Basin as a result of our oil-focused exploration successes. In 2014, we shifted a large portion of our capital toward our Eagle Ford asset that was acquired in early 2014.

SEC Comment

4.	We note your explanation of the changes in proved undeveloped reserves related to revisions other than price indicates these changes are “primarily” due to removing those reserves which the Company does not expect to develop in the next five years. If your revisions are related to more than one unrelated cause, for example, changes in your corporate plans to drill certain wells and changes for well performance, provide us with the net quantities attributable to each separate cause relating to your disclosure for each of the four years 2011 through 2014.

Response

Table 2 in the enclosed Exhibit 1 summarizes the proved undeveloped reserves revisions other than price for 2011 through 2014. In each year, as indicated in our disclosure explanation, the largest factor causing the revisions related to changes to our drilling plans that resulted in the removal of proved undeveloped reserves. In each year, the drilling plan changes resulted from management decisions to shift capital to operating areas generating the highest returns across our portfolio of assets as prices changed and acquisition, divestiture and exploration activity occurred. The other less significant revisions to our proved undeveloped reserves presented in Table 2 relate to well performance and cost structure and were generally positive in each year.

Mr. Brad Skinner	Confidential Treatment Requested Pursuant to Rule 83
United States Securities and Exchange Commission Page 4

In our future filings, we will provide more detailed explanations for the revisions other than price we deem to be both significant and unrelated.

SEC Comment

5.	To help us understand the historical record and the associated activity impacting your reported proved undeveloped reserves, please provide us with a schedule that shows the ultimate disposition or current status for all of the PUD locations (e.g. number of gross locations) scheduled to be drilled in the 12 month period following disclosure as of December 31, 2011, 2012, 2013 and 2014.

Your analysis of the ultimate disposition or current status for each period should account for the total number of gross PUD locations that were:

•	scheduled to be drilled during the 12 months following disclosure at the end of the fiscal year,

•	actually drilled during the 12 months following disclosure at the end of the fiscal year,

•	deferred and actually drilled in another year (identify the year and number of gross PUD locations drilled in that specific year),

•	removed from the PUD category (identify the reason, e.g. no plans to drill, sold, performance, price, etc., the year and the number of gross PUD locations related to each reason), and

•	undrilled and remaining as PUDs at 12/31/2014.

Response

Table 3 in the enclosed Exhibit 1 provides the requested reconciliation of our PUD locations for the U.S. and Canada, excluding our Jackfish Heavy Oil project in Canada. Because the development timeline and spacing unit (pads rather than wells) for Jackfish differ from the rest of our PUD locations, the Jackfish PUD locations are reconciled separately in Table 4.

SEC Comment

6.	To help us understand the changes specific to the Barnett Shale, please provide us with:

•	the changes in the proved undeveloped Barnett Shale reserves pursuant to Item 1203(b) of Regulation S-K for each of the four fiscal years 2011 through 2014, and

•	a schedule that shows the ultimate disposition or current status for all of your Barnett Shale PUD locations (e.g. number of gross locations) scheduled to be drilled in the 12 month period following disclosure as of December 31, 2011, 2012, 2013 and 2014.

Response

Table 5 in the enclosed Exhibit 1 reconciles the changes in our Barnett Shale proved undeveloped reserves as requested.

Mr. Brad Skinner	Confidential Treatment Requested Pursuant to Rule 83
United States Securities and Exchange Commission Page 5

Table 6 in the enclosed Exhibit 1 provides the requested reconciliation of our Barnett Shale PUD locations.

* * * * * * *

In connection with the above response to the staff’s comment, Devon acknowledges that:

•	Devon is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Devon may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Jeremy D. Humphers

Jeremy D. Humphers

Senior Vice President and Chief Accounting Officer

Enclosures:

Exhibit 1

Exhibit 1

FOIA Confidential Treatment

Requested by Jeremy D. Humphers, Senior Vice President and Chief Accounting Officer

Exhibit 1

to

Devon Energy Corporation’s Response Letter

to the Comment Letter Dated December 3, 2015, from the Division of Corporation Finance

[Redacted — FOIA Confidential Treatment Requested by

Jeremy D. Humphers, Senior Vice President and Chief Accounting Officer]